Form 40-F
period 2013-12-31
GRANITE REAL ESTATE INVESTMENT TRUST; GRANITE REIT INC.
filed 2014-03-06
CIK 1564538, 1564540

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 40-F

☐ STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

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

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 46,944,821 Stapled Units outstanding as of December 31, 2013.

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

Yes    ☒                        No    ☐

 EXPLANATORY NOTE

        This annual report on Form 40-F is filed by Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP," together with Granite REIT, the "Registrants" and each a "Registrant"). The Annual Information Form, Management's Discussion and Analysis of Operations and Financial Position and audited financial statements filed as Exhibits to this annual report relate to the combined operations and activities of the Registrants. For more information regarding the Registrants and the Stapled Units, see "Description of the Stapled Units" below.

DESCRIPTION OF THE STAPLED UNITS

        On January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit Real Estate Investment Trust structure. The conversion was implemented pursuant to a plan of arrangement under the Business Corporations Act (Québec) (the "Arrangement"). Under the Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units (the "Stapled Units"), each of which consists of one unit of Granite REIT and one common share of Granite GP. The Registrants, through Granite REIT Holdings Limited Partnership and its subsidiaries, continue to carry on the business previously conducted by Granite Co. and its subsidiaries. For more information regarding the Stapled Units and the Arrangement, see the Annual Information Form dated March 5, 2014, filed as Exhibit 1 to this annual report on Form 40-F.

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

        Under the supervision and with the participation of the Registrants' Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Registrants' internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Registrants' internal control over financial reporting was effective as of the Evaluation Date.

        Deloitte LLP, an independent registered public accounting firm, who audited and reported on the financial statements for the year ended December 31, 2013, which are filed as Exhibit 2 to this annual report, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Registrants' internal control over financial reporting as of the Evaluation Date. The required attestation report is included in the audited financial statements for the year ended December 31, 2013, filed as Exhibit 2 to this annual report.

        C.    Changes in internal control over financial reporting.    As of the Evaluation Date, there were no changes in the Registrants' internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, the Registrants' internal control over financial reporting, except as described below.

        During the three month period ended March 31, 2013, there were changes in the Registrants' internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrants' internal controls over financial reporting:

        Conversion to IFRS

        The conversion to International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") from U.S. GAAP impacts the way the financial results of the Registrants are presented along with the accompanying disclosures. Management has evaluated the impact of the conversion on procedures for recording, processing and summarizing material information as well as disclosure. The most significant change has been the recording of investment properties at fair value and any related deferred taxes. This change has required the design and implementation of new procedures surrounding the determination of fair values which includes, but is not limited to, rental revenue from current leases and reasonable and supportable assumptions about rental income from future leases reflecting market conditions at period end, less future cash outflows from such leases. It also includes estimates of discount rates, terminal capitalization rates, market rents and the engagement of external specialists to determine fair value.

        Conversion to a REIT

        Processes to monitor and maintain Granite REIT's status as a qualifying REIT in Canada and the United States were implemented effective January 1, 2013.

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

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

        Each Registrant has a separately designated standing audit committee ("Audit Committee") established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee for each Registrant are Messrs. Gerald Miller, Barry Gilbertson and Scott Oran.

        Each Registrant's Board of Trustees or Board of Directors, as applicable, has determined that it has one audit committee financial expert (as such term is defined in Form 40-F) serving on its Audit Committee. Each Registrant's Board of Trustees or Board of Directors, as applicable, has determined that Mr. Miller is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange's corporate governance standards applicable to the Registrants. The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board of Directors or the Board of Trustees, as applicable, in the absence of such designation or identification and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors or the Board of Trustees, as applicable.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

        Please refer to the section entitled "Audit Committee" in the Annual Information Form of Granite Real Estate Investment Trust, included as an Exhibit to this annual report, for details on policies relating to the pre-approval of all audit services and permitted non-audit services provided to the Registrants by Deloitte LLP. For the year ended December 31, 2013, none of the Registrants' audit-related fees made use of the de minimis exception to the pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

CODE OF ETHICS

        The Registrants have adopted a "code of ethics" (as that term is defined in Form 40-F), entitled the "Code of Conduct and Ethics," that applies to employees, including officers, as well as trustees and directors. A copy of the Code of Conduct and Ethics has been posted to the website of the Registrants (www.granitereit.com). The information on the Registrants' website shall not be deemed to be incorporated by reference in this annual report.

 PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Please refer to the section entitled "Audit Committee — Audit Fees" in the Annual Information Form of Granite Real Estate Investment Trust, included as an Exhibit to this annual report, for details on the fees billed to the Registrants by Deloitte LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2013. Prior to January 1, 2013, Ernst & Young LLP billed fees to Granite Co. for the fiscal years ended December 31, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrants' off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. For a discussion of these arrangements, please refer to notes 10 and 23 to the audited combined financial statements for the year ended December 31, 2013, included as Exhibit 2 to this annual report.

CONTRACTUAL OBLIGATIONS

        Please refer to the section entitled "Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements" in the Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2013, included as Exhibit 3 to this annual report.

CORPORATE GOVERNANCE

        Please refer to the Registrants' website (www.granitereit.com) for information on the Registrants' compliance with the corporate governance standards of the New York Stock Exchange and compliance with the corporate governance rules of the Canadian securities regulators. The information on the Registrants' website shall not be deemed to be incorporated by reference in this annual report.

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

Date: March 5, 2014	GRANITE REAL ESTATE INVESTMENT TRUST
	By:	/s/ THOMAS HESLIP Name: Thomas Heslip Title: Trustee and Chief Executive Officer

Date: March 5, 2014	GRANITE REIT INC.
	By:	/s/ THOMAS HESLIP Name: Thomas Heslip Title: Director and Chief Executive Officer

 EXHIBIT INDEX

1.	Annual Information Form dated as of March 5, 2014.
2.

Audited combined financial statements for the year ended December 31, 2013, together with the auditors' report thereon and the auditors' report on internal controls, from the Annual Report to Stapled Unitholders for fiscal 2013.

3.	Management's Discussion and Analysis of Operations and Financial Position for the three-month period and year ended December 31, 2013, from the Annual Report to Stapled Unitholders for fiscal 2013.
4.	Consent of Deloitte LLP.
99.1	Certificate of the Chief Executive Officer of the Registrants pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
99.2	Certificate of the Chief Executive Officer of the Registrants required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
99.3	Certificate of the Chief Financial Officer of the Registrants required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
99.4	Certificate of the Chief Financial Officer of the Registrants by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

QuickLinks

EXPLANATORY NOTE
DESCRIPTION OF THE STAPLED UNITS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
CORPORATE GOVERNANCE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX