Form 40-F
period 2015-12-31
GRANITE REAL ESTATE INVESTMENT TRUST; GRANITE REIT INC.
filed 2016-03-03
CIK 1564538, 1564540

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 40-F

☐ STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

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

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 47,016,785 Stapled Units outstanding as of December 31, 2015.

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

Yes    ☐                        No    ☐

 EXPLANATORY NOTE

        This annual report on Form 40-F is filed by Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP", together with Granite REIT, the "Registrants" and each a "Registrant"). The Annual Information Form, Management's Discussion and Analysis of Operations and Financial Position and audited financial statements filed as Exhibits to this annual report relate to the combined operations and activities of the Registrants. For more information regarding the Registrants and the Stapled Units, see "Description of the Stapled Units" below.

DESCRIPTION OF THE STAPLED UNITS

        On January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit Real Estate Investment Trust structure. The conversion was implemented pursuant to a plan of arrangement under the Business Corporations Act (Québec) (the "2013 Arrangement"). Under the 2013 Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units (the "Stapled Units"), each of which consists of one unit of Granite REIT and one common share of Granite GP. The Registrants, through Granite REIT Holdings Limited Partnership and its subsidiaries, continue to carry on the business previously conducted by Granite Co. and its subsidiaries. For more information regarding the Stapled Units and the 2013 Arrangement, see the Annual Information Form dated March 2, 2016, filed as Exhibit 1 to this annual report on Form 40-F.

CONTROLS AND PROCEDURES

        A.    Disclosure controls and procedures.    The Chief Financial Officer and Interim Chief Executive Officer of the Registrants has evaluated the effectiveness of the Registrants' disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the "Evaluation Date"). He has concluded that, as of the Evaluation Date, the Registrants' disclosure controls and procedures were effective to ensure that material information relating to the Registrants would be made known to him and would be disclosed on a timely basis.

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

        Under the supervision and with the participation of the Registrants' Chief Financial Officer and Interim Chief Executive Officer, management conducted an evaluation of the effectiveness of the Registrants' internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Registrants' internal control over financial reporting was effective as of the Evaluation Date.

        Deloitte LLP, an independent registered public accounting firm, who audited and reported on the combined financial statements for the year ended December 31, 2015, which are filed as Exhibit 2 to this annual report, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Registrants' internal control over financial reporting as of the Evaluation Date. The required attestation report is appended to the audited combined financial statements for the year ended December 31, 2015, filed as Exhibit 2 to this annual report.

        C.    Changes in internal control over financial reporting.    As of the Evaluation Date, there were no changes in the Registrants' internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, the Registrants' internal control over financial reporting.

        D.    Limitations on the effectiveness of controls and procedures.    The Registrants' management, including the Chief Financial Officer and the Interim Chief Executive Officer, does not expect that the Registrants' controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

        Please refer to the section entitled "Audit Committee" in the Annual Information Form of Granite Real Estate Investment Trust, included as an Exhibit to this annual report, for details on policies relating to the pre-approval of all audit services and permitted non-audit services provided to the Registrants by Deloitte LLP. For the year ended December 31, 2015, none of the Registrants' audit-related fees made use of the de minimis exception to the pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Please refer to the section entitled "Audit Committee — Audit Fees" in the Annual Information Form of Granite Real Estate Investment Trust, included as an Exhibit to this annual report, for details on the fees billed to the Registrants by Deloitte LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2015 and December 31, 2014.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrants' off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. For a discussion of these arrangements, please refer to notes 9 and 22 to the audited combined financial statements for the year ended December 31, 2015, included as Exhibit 2 to this annual report.

CONTRACTUAL OBLIGATIONS

        Please refer to the section entitled "Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements" in the Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2015, included as Exhibit 3 to this annual report.

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

Date: March 2, 2016	GRANITE REAL ESTATE INVESTMENT TRUST
	By:	/s/ MICHAEL FORSAYETH
		Name:	Michael Forsayeth
		Title:	Trustee and Chief Financial Officer and Interim Chief Executive Officer

Date: March 2, 2016	GRANITE REIT INC.
	By:	/s/ MICHAEL FORSAYETH
		Name:	Michael Forsayeth
		Title:	Director and Chief Financial Officer and Interim Chief Executive Officer

 EXHIBIT INDEX

1.	Annual Information Form dated as of March 2, 2016.
2.

Audited combined financial statements for the year ended December 31, 2015, together with the auditors' report thereon and the auditors' report on internal controls, from the Annual Report to Stapled Unitholders for fiscal 2015.

3.	Management's Discussion and Analysis of Operations and Financial Position for the three-month period and year ended December 31, 2015, from the Annual Report to Stapled Unitholders for fiscal 2015.
4.	Consent of Deloitte LLP.
99.1	Certificate of the Interim Chief Executive Officer of the Registrants pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
99.2	Certificate of the Interim Chief Executive Officer of the Registrants required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
99.3	Certificate of the Chief Financial Officer of the Registrants required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
99.4	Certificate of the Chief Financial Officer of the Registrants by Rule 13a-14(a) or Rule 15d- 14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

QuickLinks

EXPLANATORY NOTE
DESCRIPTION OF THE STAPLED UNITS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
CORPORATE GOVERNANCE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX