Form 40-F
period 2017-12-31
GRANITE REAL ESTATE INVESTMENT TRUST; GRANITE REIT INC.
filed 2018-03-02
CIK 1564538, 1564540

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 40-F

☐ STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2017

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

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 46,903,302 Stapled Units outstanding as of December 31, 2017.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes    ☐                        No    ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Yes    ☒                        No    ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company    ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

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

DESCRIPTION OF THE STAPLED UNITS

        On January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit Real Estate Investment Trust structure. The conversion was implemented pursuant to a plan of arrangement under the Business Corporations Act (Québec) (the "2013 Arrangement"). Under the 2013 Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units (the "Stapled Units"), each of which consists of one unit of Granite REIT and one common share of Granite GP. The Registrants, through Granite REIT Holdings Limited Partnership and its subsidiaries, continue to carry on the business previously conducted by Granite Co. and its subsidiaries. For more information regarding the Stapled Units and the 2013 Arrangement, see the Annual Information Form dated March 1, 2018, filed as Exhibit 1 to this annual report on Form 40-F.

CONTROLS AND PROCEDURES

        The conclusions below on controls and procedures and the conclusions below on internal control over financial reporting are for each individual registrant, Granite Real Estate Investment Trust and Granite REIT Inc.

        A.    Disclosure controls and procedures.    The Chief Executive Officer and Chief Financial Officer of the Registrants have evaluated the effectiveness of each Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, each Registrant's disclosure controls and procedures were effective to ensure that information required to be disclosed by such Registrant in the reports that it files or submits under the Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to the Registrant's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

        Under the supervision and with the participation of the Registrants' Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of each Registrant's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that each Registrant's internal control over financial reporting was effective as of the Evaluation Date.

        Deloitte LLP, an independent registered public accounting firm, who audited and reported on the combined financial statements for the year ended December 31, 2017, which are filed as Exhibit 2 to this annual report, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Registrants' internal control over financial reporting as of the Evaluation Date. The required attestation report is appended to the audited combined financial statements for the year ended December 31, 2017, filed as Exhibit 2 to this annual report.

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

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

        Each Registrant has a separately designated standing audit committee ("Audit Committee") established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee for each Registrant are Messrs. Gerald Miller, Donald Clow, Aladin Mawani.

        Each Registrant's Board of Trustees or Board of Directors, as applicable, has determined that it has three audit committee financial experts (as such term is defined in Form 40-F) serving on its Audit Committee. Each Registrant's Board of Trustees or Board of Directors, as applicable, has determined that each of Mr. Miller Mr. Clow and Mr. Mawani is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange's corporate governance standards applicable to the Registrants. The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board of Directors or the Board of Trustees, as applicable, in the absence of such designation or identification and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors or the Board of Trustees, as applicable.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

        Please refer to the section entitled "Audit Committee" in the Annual Information Form of Granite Real Estate Investment Trust, included as an Exhibit to this annual report, for details on policies relating to the pre-approval of all audit services and permitted non-audit services provided to the Registrants by Deloitte LLP. For the year ended December 31, 2017, none of the Registrants' audit-related fees made use of the de minimis exception to the pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Please refer to the section entitled "Audit Committee — Audit Fees" in the Annual Information Form of Granite Real Estate Investment Trust, included as an Exhibit to this annual report, for details on the fees billed to the Registrants by Deloitte LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2017 and December 31, 2016.

 OFF-BALANCE SHEET ARRANGEMENTS

        The Registrants' off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. For a discussion of these arrangements, please refer to notes 8 and 20 to the audited combined financial statements for the year ended December 31, 2017, included as Exhibit 2 to this annual report.

CONTRACTUAL OBLIGATIONS

        Please refer to the section entitled "Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements" in the Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2017, included as Exhibit 3 to this annual report.

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

Date: March 1, 2018	GRANITE REAL ESTATE INVESTMENT TRUST
	By:	/s/ MICHAEL FORSAYETH
		Name:	Michael Forsayeth
		Title:	Trustee and Chief Executive Officer

Date: March 1, 2018	GRANITE REIT INC.
	By:	/s/ MICHAEL FORSAYETH
		Name:	Michael Forsayeth
		Title:	Director and Chief Executive Officer

 EXHIBIT INDEX

1.	Annual Information Form dated as of March 1, 2018.
2.

Audited combined financial statements for the years ended December 31, 2017 and 2016, together with the auditors' report of the independent registered public accounting firm thereon and the effectiveness of the Registrants' internal control over financial reporting.

3.	Management's Discussion and Analysis of Operations and Financial Position for the three month period and year ended December 31, 2017.
4.	Consent of Deloitte LLP.
99.1	Certificate of the Chief Executive Officer of the Registrants pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
99.2	Certificate of the Chief Executive Officer of the Registrants required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
99.3	Certificate of the Chief Financial Officer of the Registrants required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
99.4	Certificate of the Chief Financial Officer of the Registrants by Rule 13a-14(a) or Rule 15d- 14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
101	Interactive Data Files.

QuickLinks

EXPLANATORY NOTE
DESCRIPTION OF THE STAPLED UNITS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
CORPORATE GOVERNANCE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX