Form 40-F
period 2019-12-31
GRANITE REAL ESTATE INVESTMENT TRUST; GRANITE REIT INC.
filed 2020-03-05
CIK 1564538, 1564540

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 40-F

☐	STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2019

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

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

(Address of Principal Executive Offices)

6500	N/A
(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer identification Number (if applicable))

CT Corporation System

28 Liberty St.

New York, NY 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Stapled Units, each consisting of one unit of Granite Real Estate Investment Trust and one common share of Granite REIT Inc.	GRP.U	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 54,052,212 Stapled Units outstanding as of December 31, 2019.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

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

This annual report on Form 40-F is filed by Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”, together with Granite REIT, the “Registrants” and each a “Registrant”). The Annual Information Form, Management’s Discussion and Analysis of Operations and Financial Position and audited financial statements filed as Exhibits to this annual report relate to the combined operations and activities of the Registrants. For more information regarding the Registrants and the Stapled Units, see “Description of the Stapled Units” below.

DESCRIPTION OF THE STAPLED UNITS

On January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit Real Estate Investment Trust structure. The conversion was implemented pursuant to a plan of arrangement under the Business Corporations Act (Québec) (the “2013 Arrangement”). Under the 2013 Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units (the “Stapled Units”), each of which consists of one unit of Granite REIT and one common share of Granite GP. The Registrants, through Granite REIT Holdings Limited Partnership and its subsidiaries, continue to carry on the business previously conducted by Granite Co. and its subsidiaries. For more information regarding the Stapled Units and the 2013 Arrangement, see the Annual Information Form dated March 4, 2020, filed as Exhibit 1 to this annual report on Form 40-F.

CONTROLS AND PROCEDURES

The conclusions below on controls and procedures and the conclusions below on internal control over financial reporting are for each individual registrant, Granite Real Estate Investment Trust and Granite REIT Inc.

A. Disclosure controls and procedures. The President and Chief Executive Officer and Chief Financial Officer of the Registrants have evaluated the effectiveness of each Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the “Evaluation Date”). They have concluded that, as of the Evaluation Date, each Registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by such Registrant in the reports that it files or submits under the Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s (the “SEC”) rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B. Management’s report on internal control over financial reporting. The Registrants’ management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for the Registrants.

The Registrants’ internal control over financial reporting is a process designed by, or under the supervision of, the Registrants’ principal executive and principal financial officers, or persons performing similar functions, and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Registrants’ assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Registrants’ receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrants’ assets that could have a material effect on the financial statements.

Under the supervision and with the participation of the Registrants’ President and Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of each Registrant’s internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that each Registrant’s internal control over financial reporting was effective as of the Evaluation Date.

Deloitte LLP, an independent registered public accounting firm, who audited and reported on the combined financial statements for the year ended December 31, 2019, which are filed as Exhibit 2 to this annual report, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Registrants’ internal control over financial reporting as of the Evaluation Date. The required attestation report is appended to the audited combined financial statements for the year ended December 31, 2019, filed as Exhibit 2 to this annual report.

C. Changes in internal control over financial reporting. As of the Evaluation Date, there were no changes in the Registrants’ internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, the Registrants’ internal control over financial reporting.

D. Limitations on the effectiveness of controls and procedures. The Registrants’ management, including the President and Chief Executive Officer and the Chief Financial Officer, do not expect that the Registrants’ controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Each Registrant has a separately designated standing audit committee (“Audit Committee”) established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee for each Registrant are Messrs. Gerald Miller, Remco Daal and Al Mawani.

Each Registrant’s Board of Trustees or Board of Directors, as applicable, has determined that it has three audit committee financial experts (as such term is defined in Form 40-F) serving on its Audit Committee. Each Registrant’s Board of Trustees or Board of Directors, as applicable, has determined that each of Mr. Miller Mr. Daal and Mr. Mawani is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Registrants. The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board of Directors or the Board of Trustees, as applicable, in the absence of such designation or identification and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors or the Board of Trustees, as applicable.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Please refer to the section entitled “Audit Committee” in the Annual Information Form of Granite Real Estate Investment Trust, included as an Exhibit to this annual report, for details on policies relating to the pre-approval of all audit services and permitted non-audit services provided to the Registrants by Deloitte LLP. For the year ended December 31, 2019, none of the Registrants’ audit-related fees made use of the de minimis exception to the pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

CODE OF ETHICS

The Registrants have adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Conduct and Ethics,” that applies to employees, including officers, as well as trustees and directors. A copy of the Code of Conduct and Ethics has been posted to the website of the Registrants (www.granitereit.com). The information on the Registrants’ website shall not be deemed to be incorporated by reference in this annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Please refer to the section entitled “Audit Committee — Audit Fees” in the Annual Information Form of Granite Real Estate Investment Trust, included as an Exhibit to this annual report, for details on the fees billed to the Registrants by Deloitte LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2019 and December 31, 2018.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrants’ off-balance sheet arrangements consist of letters of credit to support certain contractual commitments, property purchase commitments, construction and development project commitments and certain operating agreements. For a discussion of these arrangements, please refer to notes 9 and 20 to the audited combined financial statements for the year ended December 31, 2019, included as Exhibit 2 to this annual report.

CONTRACTUAL OBLIGATIONS

Please refer to the section entitled “Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements” in the Management’s Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2019, included as Exhibit 3 to this annual report.

CORPORATE GOVERNANCE

Please refer to the Registrants’ website (www.granitereit.com) for information on the Registrants’ compliance with the corporate governance standards of the New York Stock Exchange and compliance with the corporate governance rules of the Canadian securities regulators. The information on the Registrants’ website shall not be deemed to be incorporated by reference in this annual report.

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

B. Consent to Service of Process

Each Registrant has previously filed with the SEC a Form F-X in connection with this annual report on Form 40-F.

EXHIBIT INDEX

1.	Annual Information Form dated as of March 4, 2020.

2.	Audited combined financial statements for the years ended December 31, 2019 and 2018, together with the auditors’ report of the independent registered public accounting firm thereon and the effectiveness of the Registrants’ internal control over financial reporting.

3.	Management’s Discussion and Analysis of Operations and Financial Position for the three month period and year ended December 31, 2019.

4.	Consent of Deloitte LLP.

99.1	Certificate of the President and Chief Executive Officer of the Registrants pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

99.2	Certificate of the President and Chief Executive Officer of the Registrants required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Financial Officer of the Registrants required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer of the Registrants by Rule 13a-14(a) or Rule 15d- 14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

101	Interactive Data Files.

SIGNATURES

Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 4, 2020	GRANITE REAL ESTATE INVESTMENT TRUST
	By:	/s/ TERESA NETO

		Name:	Teresa Neto
		Title:	Chief Financial Officer

Date: March 4, 2020	GRANITE REIT INC.
	By:	/s/ TERESA NETO

		Name:	Teresa Neto
		Title:	Chief Financial Officer