Form 40-F
period 2020-12-31
GRANITE REAL ESTATE INVESTMENT TRUST; GRANITE REIT INC.
filed 2021-03-04
CIK 1564538, 1564540

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2020

GRANITE REAL ESTATE INVESTMENT TRUST

(Commission File Number: 001-35771)

(Exact name of Registrant as specified in its charter)

Province of Ontario, Canada

(Province or other jurisdiction of incorporation or organization)

GRANITE REIT INC.

(Commission File Number: 001-35772)

(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

(647) 925-7500

(Address and telephone number of Registrant’s principal executive offices)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 61,688,189 Stapled Units outstanding as of December 31, 2020.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes  ☒            No  ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

EXPLANATORY NOTE

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

DESCRIPTION OF THE STAPLED UNITS

On January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit Real Estate Investment Trust structure. The conversion was implemented pursuant to a plan of arrangement under the Business Corporations Act (Québec) (the “2013 Arrangement”). Under the 2013 Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units (the “Stapled Units”), each of which consists of one unit of Granite REIT and one common share of Granite GP. The Registrants, through Granite REIT Holdings Limited Partnership and its subsidiaries, continue to carry on the business previously conducted by Granite Co. and its subsidiaries. For more information regarding the Stapled Units and the 2013 Arrangement, see the Annual Information Form dated March 3, 2021, filed as Exhibit 1 to this annual report on Form 40-F.

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

Deloitte LLP, an independent registered public accounting firm, who audited and reported on the combined financial statements for the year ended December 31, 2020, which are filed as Exhibit 2 to this annual report, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Registrants’ internal control over financial reporting as of the Evaluation Date. The required attestation report is appended to the audited combined financial statements for the year ended December 31, 2020, filed as Exhibit 2 to this annual report.

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

Each Registrant’s Board of Trustees or Board of Directors, as applicable, has determined that it has three audit committee financial experts (as such term is defined in Form 40-F) serving on its Audit Committee. Each Registrant’s Board of Trustees or Board of Directors, as applicable, has determined that each of Mr. Miller, Mr. Daal and Mr. Mawani is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Registrants. The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board of Directors or the Board of Trustees, as applicable, in the absence of such designation or identification and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors or the Board of Trustees, as applicable.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Please refer to the section entitled “Audit Committee” in the Annual Information Form of Granite Real Estate Investment Trust, included as an Exhibit to this annual report, for details on policies relating to the pre-approval of all audit services and permitted non-audit services provided to the Registrants by Deloitte LLP. For the year ended December 31, 2020, none of the Registrants’ audit-related fees made use of the de minimis exception to the pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Please refer to the section entitled “Audit Committee — Audit Fees” in the Annual Information Form of Granite Real Estate Investment Trust, included as an Exhibit to this annual report, for details on the fees billed to the Registrants by Deloitte LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2020 and December 31, 2019.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrants’ off-balance sheet arrangements consist of letters of credit to support certain contractual commitments, property purchase commitments, construction and development project commitments, obligations under tax abatement structured leases and related bonds, and certain operating agreements. For a discussion of these arrangements, please refer to notes 10 and 21 to the audited combined financial statements for the year ended December 31, 2020, included as Exhibit 2 to this annual report.

CONTRACTUAL OBLIGATIONS

Please refer to the section entitled “Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements” in the Management’s Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2020, included as Exhibit 3 to this annual report.

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

B.	Consent to Service of Process

Each Registrant has previously filed with the SEC a Form F-X in connection with this annual report on Form 40-F.

EXHIBIT INDEX

1.	Annual Information Form dated as of March 3, 2021.

2.	Audited combined financial statements for the years ended December 31, 2020 and 2019, together with the auditors’ report of the independent registered public accounting firm thereon and the effectiveness of the Registrants’ internal control over financial reporting.

3.	Management’s Discussion and Analysis of Operations and Financial Position for the three month period and year ended December 31, 2020.

4.	Consent of Deloitte LLP.

99.1	Certificate of the President and Chief Executive Officer of the Registrants pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

99.2	Certificate of the President and Chief Executive Officer of the Registrants required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Financial Officer of the Registrants required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer of the Registrants by Rule 13a-14(a) or Rule 15d- 14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

101	Interactive Data Files.

SIGNATURES

Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 3, 2021	GRANITE REAL ESTATE INVESTMENT TRUST

	By:	/s/ TERESA NETO
		Name:	Teresa Neto
		Title:	Chief Financial Officer

Date: March 3, 2021	GRANITE REIT INC.

	By:	/s/ TERESA NETO
		Name:	Teresa Neto
		Title:	Chief Financial Officer