Form 40-F
period 2021-12-31
GRANITE REAL ESTATE INVESTMENT TRUST; GRANITE REIT INC.
filed 2022-03-10
CIK 1564538, 1564540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 65,694,048 Stapled Units outstanding as of December 31, 2021.
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

Auditor Name: Deloitte LLP	Auditor Location: Toronto, ON, Canada	Auditor Firm ID: 1208

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
(Québec) (the “2013 Arrangement”). Under the 2013 Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one
basis, for stapled units (the “Stapled Units”), each of which consists of one unit of Granite REIT and one common share of Granite GP. The Registrants, through Granite REIT Holdings Limited Partnership and its subsidiaries, continue to carry on the business previously conducted by Granite Co. and its subsidiaries. For more information regarding the Stapled Units and the 2013 Arrangement, see the Annual Information Form dated March 9, 2022, filed as Exhibit 1 to this annual report on
Form 40-F.
CONTROLS AND PROCEDURES
The conclusions below on controls and procedures and the conclusions below on internal control over financial reporting are for each individual registrant, Granite Real Estate Investment Trust and Granite REIT Inc.
A.
Disclosure controls and procedures
. The President and Chief Executive Officer and Chief Financial Officer of the Registrants have evaluated the effectiveness of each Registrant’s disclosure controls and procedures (as defined in Exchange Act
Rules 13a-15(e)
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
B.
Management’s report on internal control over financial reporting
. The Registrants’ management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in
Rules 13a-15(f)
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
Deloitte LLP, an independent registered public accounting firm, who audited and reported on the combined financial statements for the year ended December 31, 2021, which are filed as Exhibit 2 to this annual report, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Registrants’ internal control over financial reporting as of the Evaluation Date. The required attestation report is appended to the audited combined financial statements for the year ended December 31, 2021, filed as Exhibit 2 to this annual report.

C.
Changes in internal control over financial reporting
. As of the Evaluation Date, there were no changes in the Registrants’ internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, the Registrants’ internal control over financial reporting.
D.
Limitations on the effectiveness of controls and procedures
. The Registrants’ management, including the President and Chief Executive Officer and the Chief Financial Officer, do not expect that the Registrants’ controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
Each Registrant has a separately designated standing audit committee (“Audit Committee”) established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee for each Registrant are Messrs. Gerald Miller, Remco Daal, Al Mawani and Ms. Emily Pang.
Each Registrant’s Board of Trustees or Board of Directors, as applicable, has determined that it has four audit committee financial experts (as such term is defined in
Form 40-F)
serving on its Audit Committee. Each Registrant’s Board of Trustees or Board of Directors, as applicable, has determined that each of Mr. Miller, Mr. Daal,Mr. Mawani and Ms. Pang is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Registrants. The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board of Directors or the Board of Trustees, as applicable, in the absence of such designation or identification and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors or the Board of Trustees, as applicable.
AUDIT COMMITTEE
PRE-APPROVAL
POLICIES AND PROCEDURES
Please refer to the section entitled “Audit Committee” in the Annual Information Form of Granite Real Estate Investment Trust, included as an Exhibit to this annual report, for details on policies relating to the pre-approval
of all audit services and permitted
non-audit
services provided to the Registrants by Deloitte LLP. For the year ended December 31, 2021, none of the Registrants’ audit-related fees made use of the de minimis
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Please refer to the section entitled “Audit Committee — Audit Fees” in the Annual Information Form of Granite Real Estate Investment Trust, included as an Exhibit to this annual report, for details on the fees billed to the Registrants by Deloitte LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2021 and December 31, 2020.

OFF-BALANCE
SHEET ARRANGEMENTS
Please refer to the section entitled “Commitments, Contractual Obligations, Contingencies and
Off-Balance
Sheet Arrangements” in the Management’s Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2021, included as Exhibit 3 to this annual report.
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
in connection with this annual report on
Form 40-F.

EXHIBIT INDEX

1.	Annual Information Form dated as of March 9, 2022.

2.	Audited combined financial statements for the years ended December 31, 2021 and 2020, together with the auditors’ report of the independent registered public accounting firm thereon and the effectiveness of the Registrants’ internal control over financial reporting.

3.	Management’s Discussion and Analysis of Operations and Financial Position for the three month period and year ended December 31, 2021.

4.	Consent of Deloitte LLP.

99.1	Certificate of the President and Chief Executive Officer of the Registrants pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

99.2	Certificate of the President and Chief Executive Officer of the Registrants required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Financial Officer of the Registrants required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer of the Registrants by Rule 13a-14(a) or Rule 15d- 14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on
Form 40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 9, 2022	GRANITE REAL ESTATE INVESTMENT TRUST

	By:	/s/ TERESA NETO
		Name:	Teresa Neto
		Title:	Chief Financial Officer

Date: March 9, 2022	GRANITE REIT INC.

	By:	/s/ TERESA NETO
		Name:	Teresa Neto
		Title:	Chief Financial Officer