Form 40-F
period 2024-12-31
GRANITE REAL ESTATE INVESTMENT TRUST
filed 2025-02-26
CIK 1564538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2024

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

United Agent Group Inc., 1521 Concord Pike, Suite 201
Wilmington, Delaware, 19803
(561) 508-5033

(I.R.S. Employer identification Number (if applicable))
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
    Title of Each Class         Trading Symbol(s)         Name of Each Exchange on Which Registered
Units

GRP.U    The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:
☒ Annual information form    ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 62,724,884 Units outstanding as of December 31, 2024.

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

CONTROLS AND PROCEDURES

A. Disclosure controls and procedures. The President and Chief Executive Officer and Chief Financial Officer of Granite Real Estate Investment Trust (the “Registrant”) has evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the “Evaluation Date”). They have concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s (the “SEC”) rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B. Management’s report on internal control over financial reporting. The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for the Registrant.

The Registrant’s internal control over financial reporting is a process designed by, or under the supervision of, the Registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Registrant’s board of trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Registrant’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Registrant’s receipts and expenditures are being made only in accordance with authorizations of its management and trustees; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

Under the supervision and with the participation of the Registrant’s President and Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Registrant’s internal control over financial reporting was effective as of the Evaluation Date.

Deloitte LLP, an independent registered public accounting firm, who audited and reported on the consolidated combined financial statements for the year ended December 31, 2024, which are filed as Exhibit 2 to this annual report, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Registrant’s internal control over financial reporting as of the Evaluation Date. The required attestation report is appended to the audited consolidated combined financial statements for the year ended December 31, 2024, filed as Exhibit 2 to this annual report.

C. Changes in internal control over financial reporting. As of the Evaluation Date, there were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

D. Limitations on the effectiveness of controls and procedures. The Registrant’s management, including the President and Chief Executive Officer and the Chief Financial Officer, do not expect that the Registrant’s controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has a separately designated standing audit committee (“Audit Committee”) established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee for the Registrant are Messrs. Robert D. Brouwer, Al Mawani and Ms. Emily Pang.
The Registrant’s Board of Trustees has determined that it has three audit committee financial experts (as such term is defined in Form 40-F) serving on its Audit Committee. The Registrant’s Board of Trustees has determined that each of Mr. Brouwer, Mr. Mawani and Ms. Pang is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to the Registrant. The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board of Trustees in the absence of such designation or identification and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Trustees.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Please refer to the section entitled “Audit Committee” in the Annual Information Form of the Registrant, included as an Exhibit to this annual report, for details on policies relating to the pre-approval of all audit services and permitted non-audit services provided to the Registrant by Deloitte LLP. For the year ended December 31, 2024, no services were approved by the Registrant’s audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Conduct and Ethics,” that applies to employees, including officers, as well as trustees. A copy of the Code of Conduct and Ethics has been posted to the website of the Registrant (www.granitereit.com). The information on the Registrant’s website shall not be deemed to be incorporated by reference in this annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Please refer to the section entitled “Audit Committee — Audit Fees” in the Annual Information Form of the Registrant, included as an Exhibit to this annual report, for details on the fees billed to the Registrant by Deloitte LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2024 and December 31, 2023.

OFF-BALANCE SHEET ARRANGEMENTS

Please refer to the section entitled “Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements” in the Management’s Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2024, included as Exhibit 3 to this annual report.

CORPORATE GOVERNANCE

Please refer to the Registrant’s website (www.granitereit.com) for information on the Registrant’s compliance with the corporate governance standards of the New York Stock Exchange and compliance with the corporate governance rules of the Canadian securities regulators. The information on the Registrant’s website shall not be deemed to be incorporated by reference in this annual report.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant hereby undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or to transactions in said securities.

B. Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX

1.	Annual Information Form dated as of February 26, 2025.

2.	Audited consolidated combined financial statements for the years ended December 31, 2024 and 2023, together with the reports of independent registered public accounting firm thereon.

3.	Management’s Discussion and Analysis of Operations and Financial Position for the three-month period and year ended December 31, 2024.

4.	Consent of Deloitte LLP.

97	Amended and Restated Clawback Policy
99.1	Certificate of the President and Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

99.2	Certificate of the President and Chief Executive Officer of the Registrant required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Financial Officer of the Registrant required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer of the Registrant by Rule 13a-14(a) or Rule 15d- 14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

101	Interactive Data Files (formatted as Inline XBRL).
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES
Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 26, 2025	GRANITE REAL ESTATE INVESTMENT TRUST

	By:	/s/ TERESA NETO
		Name:	Teresa Neto
		Title:	Chief Financial Officer